AMS HOMECARE INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2006

Unaudited - Prepared by Management

AMS HOMECARE INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements for the period ending November 30, 2006 of the Company have been prepared by and are the responsibility of the Company’s management and include the selection of appropriate accounting principles, judgments, and estimates necessary to prepare these statements in accordance with Canadian generally accepted accounting principles.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

“Rani Gill”

“Harj Gill”

Rani Gill

Harj Gill

President and Chief Financial Officer

Director and Chief Executive Officer

Statement 1

AMS Homecare Inc.
Interim Consolidated Balance Sheets
Canadian Funds
Unaudited - Prepared by Management

Assets	November 30 2006	February 28 2006
Current
Receivables (Note 11(a)(c)(d)	$1,490,234	$1,176,052
Inventories	1,680,920	1,566,845
Prepaids	78,096	87,802
Income tax recovery	15,000	15,000
	3,264,250	2,845,699
Plant and equipment (Note 3)	79,879	83,627
Intangible assets (Note 4)	55,686	58,133
	$3,399,814	$2,987,459

Liabilities
Current
Bank demand loan (Note 5)	$1,550,612	$1,513,412
Payables and accruals	239,711	504,920
Current portion of long-term debt (Note 6)	112,965	111,856
	1,903,288	2,130,188

Long-Term debt (Note 6)	608,420	692,572
Due to shareholders (Note 7)	876,607	501,607
	3,388,315	3,324,367

Capital Stock and Shareholders’ Equity (Deficiency)
Share Capital - Statement 2 (Note 8)	2,940,263	2,940,263
Deficit - Statement 2	(2,928,764)	(3,277,171)
	11,499	(336,908)
	$3,399,814	$2,987,459

Commitments (Note 11)

Contingencies (Note 15)

- See Accompanying Notes -

Statement 2

AMS Homecare Inc.
Interim Consolidated Statement of Capital Stock and Shareholders’ Equity (Deficiency)
Canadian Funds
Unaudited - Prepared by Management

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total
Balance - February 28, 2005	46,648,891	$110,400	$209,662	$320,062
Cancellation of shares (Note 8(a))	(76,500)	-	-	-
Shares issued for compensation and damages (Note 8(b))	189,000,000	2,829,863	-	2,829,863
Net loss, year ended February 28, 2006	-	-	(3,486,833)	(3,486,833)
Balance – February 28, 2006	235,572,391	2,940,263	(3,277,171)	(336,908)
Earnings for the period – Statement 3	-	-	348,407	348,407
Balance – November 30, 2006	235,572,391	$2,940,263	$2,928,764	$11,499

- See Accompanying Notes -

Statement 3

AMS Homecare Inc.
Interim Consolidated Statements of Operations
Canadian Funds
Unaudited - Prepared by Management

	2006		2005
	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Sales	$1,316,824	$6,134,301	$1,774,212	$6,011,690
Cost of Sales	749,348	3,534,462	1,020,380	3,436,266
Gross Margin	567,476	2,599,839	753,832	2,575,424

Expenses
Selling
Advertising	61,138	170,218	45,640	137,429
Communication	14,893	48,881	13,956	50,661
Freight and delivery	41,456	138,834	38,686	128,484
Salaries and benefits	158,653	487,997	126,317	365,787
Stationery and supplies	2,197	10,663	3,146	9,205
Travel	25,233	65,587	28,186	81,867
	303,570	922,180	255,931	773,433
General
Amortization	12,557	35,885	11,968	36,089
Bad debts	12,201	13,945	126	1,983
Insurance	18,325	54,572	11,983	44,670
Interest and bank charges	48,873	146,116	40,257	114,604
Interest on long-term debt	30,727	93,990	12,552	39,752
Occupancy	66,424	196,606	61,715	166,913
Office and supplies	27,414	73,191	41,260	79,913
Professional fees	59,792	174,472	165,047	284,204
Public relations	-	31,315	-	29,350
Salaries and consulting	151,799	426,169	121,891	360,672
Transfer agent and regulatory	13,796	40,205	3,166	16,433
Travel	19,166	42,786	12,135	19,502
	461,074	1,329,252	482,100	1,194,085
	764,644	2,251,432	738,031	1,967,518

Operating income	(197,168)	348,407	15,801	607,906
Income taxes	-	-	20,000	60,000
Earnings for the Period	$(197,168)	$348,407	$(4,199)	$547,906

Weighted average common shares

Outstanding	216,415,164	216,415,164	46,648,891	46,648,891

Earnings (loss) per Share - Basic and Diluted	$(0.0009)	$0.0016	$0.0118	$0.0118

- See Accompanying Notes -

Statement 4

AMS Homecare Inc.
Interim Consolidated Statements of Cash Flows
Canadian Funds
Unaudited - Prepared by Management

	2006		2005
Cash Resources Provided By (Used In)	Three Months Ended 30 November	Nine Months Ended 30 November	Three Months Ended 30 November	Nine Months Ended 30 November
Operating Activities
Net earnings (loss)	$(197,168)	$348,407	$(4,199)	$547,906
Amortization of plant and equipment	12,557	35,885	11,968	36,089
Changes in non-cash operating working capital (Note 9)	340,855	(683,760)	(89,692)	(770,242)
	156,244	(299,468)	(81,923)	(186,247)

Investing Activities
Acquisition of capital assets	(1,358)	(13,181)	(41,555)	(55,272)
Acquisition of intangible assets	(2,689)	(16,508))	(2,967)	(6,004)
	(4,047)	(29,689)	(44,522)	(61,276)

Financing Activities
Bank demand loan (repayment)	(123,988)	37,200	152,459	324,285
Advance (repayment) of term debt	(28,209)	(83,043)	(26,014)	(76,762)
Advance (repayment) from (to) shareholders	-	375,000	-	-
	(152,197)	329,157	126,445	247,523

Net Decrease in Cash	-	-	-	-
Cash position - Beginning of period	-	-	-	-
Cash Position - End of Period	$-	$-	$-	$-

Supplementary cash flow information

Interest paid	$70,042	$200,110	$41,802	$127,593

Taxes paid	$-	$-	$-	$14,947

- See Accompanying Notes -

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2006
Canadian Funds
Unaudited - Prepared by Management

1.

Operations

AMS Homecare Inc. is a corporation incorporated under the Company Act (British Columbia, Canada) on March 5, 1981.  The Company is currently listed on the OTCBB with the symbol AHCKF.  The Company has two subsidiaries, AMS Homecare Canada Inc. and AMS Homecare USA Inc.  AMS Homecare Canada Inc. is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.  AMS Homecare USA Inc. operates as a retail outlet in Bellevue, WA under the trade name 65Plus.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements as at February 28, 2006.

3.

Plant and equipment

	Cost	Accumulated Amortization	30 November 2006 Net Book Value	28 February 2006 Net Book Value
Automobile	$15,867	$10,745	$5,122	$6,609
Furniture and equipment	41,190	29,832	11,358	11,950
Warehouse equipment	26,663	20,485	6,178	1,837
Leasehold improvements	3,766	855	2,911	3,389
Store fixtures	36,726	8,140	28,586	32,012
Computer hardware and software	97,095	71,372	25,723	27,830
	$221,307	$141,429	$79,878	$83,627

4.

Intangible Assets

	Cost	Accumulated Amortization	30 November 2006 Net Book Value	28 February 2006 Net Book Value
Distribution rights	$50,000	$42,500	$7,500	$15,000
Trademarks and patents	68,555	52,348	16,207	14,515
Financing costs	52,500	37,750	14,750	18,875
Intellectual property	13,042	1,295	11,747	2,434
Product development costs	13,102	7,620	5,482	7,309
	$197,199	$141,513	$55,686	$58,133

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2006
Canadian Funds
Unaudited - Prepared by Management

5.

Bank Demand Loan

The Company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $2,000,000.  The demand loan bears interest at the Royal Bank prime rate plus 2.75% per annum.  The security includes a first floating charge over all assets, an assignment of inventories and personal guarantees from the President and CEO.  This facility contains certain covenants with respect to debt to tangible net worth.

6.

Long term debt

	November 30, 2006	February 28, 2006
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,158, due November 2007	$62,925	$108,438
Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010	$158,460	$195,990
Loan of $500,000, interest at 17% per annum, repayable over 60 months with no principal payment until maturity on November 15, 2010	$500,000	$500,000

	$721,385	$804,428

Current portion of long term debt	$112,965	$111,856

	$608,420	$692,572

These loans are secured by a general security agreement from the Company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and the CEO.  These loans contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital and ratio of current assets to current liabilities.

Principal repayments of the Long term debt are as follows:

November 30, 2007	$112,965
November 30, 2008	50,040
November 30, 2009	50,040
November 30, 2010	8,340
November 30, 2011	500,000

$721,385

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2006
Canadian Funds
Unaudited - Prepared by Management

7.

Due to Shareholders

Advances received from shareholders are due on demand and are unsecured. Shareholders have agreed not to demand repayment in advance of March 1, 2007.  The Company agrees to pay/accrue interest of $3,200 (USD $2,800) per month to the shareholders, an effective rate of 8% per annum.  The additional advance of $375,000 to the Company on April 6, 2006 is unsecured and non-interest bearing until such time as terms and conditions are finalized.

8.

Share Capital

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

On August 31, 2006, at the Annual General Meeting, the Company obtained approval from the shareholders to increase the authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and Fully Paid:

235,572,391 common shares

a)

On December 8, 2005, 76,500 shares were cancelled and returned to treasury.

b)

On January 6, 2006, the Company issued 189,000,000 common shares at a value of $2,829,863.  Of the total, 13,000,000 common shares were issued to the directors, excluding the President and the CEO, for services provided since 2002, 1,150,000 common shares were issued to the employees for compensation and 174,850,000 shares were issued to the President and to the CEO for damages suffered in the reverse-take-over.  (Note 14(c)(d))

Stock Options

The Company has a stock option plan for officers, directors, and employees.  The maximum number of options available for issuance was increased from 8,777,811 to 47,000,000 at the Company’s Annual General Meeting on August 31, 2006.  There were no options issued or outstanding as at November 30, 2006.

Warrants

As at November 30, 2006, there were no warrants outstanding.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2006
Canadian Funds
Unaudited - Prepared by Management

9.

 Changes in non-cash operating working capital

	2006		2005
	Three Months Ended November 30	Nine Months Ended November 30	Three Months Ended November 30	Nine Months Ended November 30

Receivables	$466,987	$(314,182)	$51,805	$(1,109,113)
Inventories	(53,405)	(114,075)	(286,021)	109,280
Prepaids	(26,990)	9,706	6,353	79,718
Payables and accruals	(45,737)	(265,209)	118,171	104,820
Income taxes	-	-	20,000	45,053

	$340,855	$(683,760)	$(89,692)	$(770,242)

10.

Operating Leases

The Company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

November 30, 2007	$325,467
November 30, 2008	165,063
November 30, 2009	14,355
November 30, 2010	13,159

$518,044

The Company has committed to increase its facilities in Delta, B.C. by an additional 25,094 square feet from April 2007 until March 2008.  The additional lease costs of $181,932 will be off-set by sub-leasing to existing tenants.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2006
Canadian Funds
Unaudited - Prepared by Management

11.  Commitments

a)

On March 28, 2005, the Company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the Company within one year.  The Company will pay $350,000 in total over this period for the exclusive distribution rights.  The Company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.  As at November 30, 2006, the Company has paid a total of $200,000 for the exclusive distribution rights.  These payments are included in receivables as they are refundable and will be repaid if Wireless 2000 fails to deliver a functional commercial quality product.

b)

   On July 5, 2005, the Company announced an agreement to acquire a fifteen percent interest in Vytron Communications (“Vytron”) of Toronto for $1.5 million dollars.  The acquisition is subject to an independent appraisal of the assets of Vytron in addition to certain other conditions.  This acquisition will allow the Company to further its vision of providing improved security and monitoring in Healthcare facilities.  Currently, Vytron has not met certain terms and conditions and the Company is awaiting response from Vytron.

c)

   On July 11, 2005, the Company announced the acquisition of exclusive distribution rights to sell TOTALtrak, Inc.’s (“TOTALtrak”) product line to the healthcare industry in Canada subject to certain terms and conditions.  The distribution rights allow the Company to continue to assemble a range of monitoring assets to further enhance and expand its IER Systems Division.  TOTALtrak is a high-tech Asset Management Company that develops products utilizing state-of-the-art radio frequency identification (RFID) and patent pending multiple range identification (MRID) technologies, global positioning technologies and advanced programming to create TOTAL Asset Management Systems.  Currently, TOTALtrak has not met certain terms and conditions and the Company is attempting to re-negotiate the agreement.  As at November 30, 2006, the company has advanced a total of $17,837 (USD$ 15,500) in order to keep negotiations ongoing.  These advances are included in receivables as they are refundable.

d)

   On February 15, 2006, the Company announced the signing of an exclusive 20-year North American licensing agreement with V, L.L.C. of Richmond, VA to apply Nemesysco’s Layered Voice Analysis (LVA) software technology into the North American residential and residential care security market.  The Company will pay $114,000 (USD $100,000) in total for the exclusive licensing agreement and will also pay a 20% royalty on all Net Profits on Sales of the Residential Security Device.  As at November 30, 2006, the Company has paid a total of $57,800 (USD $50,000).  This payment is included in receivables as the amount is refundable and will be repaid if V, L.L.C does not provide an appropriate working Software Development Kit (SDK) within 30 days of receipt of notice from the Company.

e)

As at November 30, 2006, the Company had outstanding letters of credit for inventory in the amount of $193,799 ($123,962 - February 28, 2006).

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2006
Canadian Funds
Unaudited - Prepared by Management

12.

Financial Instruments and Risk Management

a)

Fair Value of Financial Instruments

The Company’s financial instruments consist of receivables, bank demand loan, accounts payable, long-term debt, and amounts due to shareholders.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

b)

Credit Risk

The Company is subject to credit risk.  To mitigate this, the Company actively manages and monitors its receivables and obtains security where warranted.

c)

Foreign Exchange Risk

The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

d)

Interest Rate Risk

Interest on the Company's bank indebtedness and long-term debt is variable based on the lenders' prime rates.  This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The Company does not use derivative instruments to reduce its exposure to interest rate risk.

e)

Market Risk

The Company received a cease trade order from the British Columbia Securities Commission on July 10, 2006 as a result of the Company’s auditors not providing their audit opinion letter on the audit of the February 28, 2006 year end financial statements.  The Company has since retained new auditors and has filed the requisite documentation to have the cease trade order removed.  As for the Company’s OTCBB listing, the year end audited financial statements and the Form 20F annual report were both filed on time.

13.

Economic dependence

Approximately 89% (February 28, 2006 - 86%) of sales are from products provided by the Company's largest supplier with the balance being comprised of other products, patient monitoring services and sales from the Company’s first retail store in Bellevue, WA.

AMS Homecare Inc.
Notes to Interim Consolidated Financial Statements
November 30, 2006
Canadian Funds
Unaudited - Prepared by Management

14.

Related Party Transactions

a)

  The Company advanced $11,196 to WISE, a private business controlled by the CEO, as part of the agreement to share in the revenue from the operations of WISE.  An interim agreement has been entered into and the agreement will be finalized upon completion of the WISE products.

b)

  The Company paid/accrued $28,411 (2005 – $31,481) in interest during the year to the President of the Company on shareholders advances totalling $501,607.  (Note 7)

c)

  The Company issued 174,850,000 common shares at a value of $2,617,997 and paid a total of $799,847 in cash (2005 - $Nil, 2004 - $Nil) to the President and to the CEO of the Company in respect of some of the damages suffered by them during the RTO process.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties.  (Note 8 and 15)

d)

The Company issued 13,000,000 common shares at a value of $194,647 (2005 - $Nil, 2004 - $Nil) to the current directors of the Company for their services rendered to the Company from the time of its listing on the TSX Venture Exchange in 2002 to date.  The value of the shares was based on exchange amounts, representing the amounts established and agreed upon by the related parties. (Note 8)

e)

  The Company paid and or accrued a total of $234,000 (2005 - $234,000) in management fees to the President and to the CEO in the normal course of operations.

15.

Contingencies

On March 11, 2005, the Company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the Company’s reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.  Based on the review of disclosure documents obtained from the TSX Venture Exchange in April 2005 by management, the Company will proceed forward with this lawsuit.   During the current fiscal year, the Company paid a total of $3,417,844 in cash and common shares to the President and to the CEO as compensation for some of the damages.  Additional costs may be incurred; however no accrual has been recorded at this point until actual costs can be ascertained.  (Notes 8 and 14(c))